SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                      Colony Resorts LVH Acquisitions, LLC
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                                (Name of Issuer)

                            Class A Membership Units
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                         (Title of Class of Securities)

                                 Not Applicable
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                                 (CUSIP Number)

                             Mark M. Hedstrom, Esq.
                               Colony Capital, LLC
                      1999 Avenue of the Stars, Suite 1200
                          Los Angeles, California 90067
                                 (310) 282-8820
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Thomas M. Cerabino, Esq.
                           Willkie Farr & Gallager LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  July 19, 2006
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                               ------------------------
CUSIP No.  N/A                                                Page 2 of 5 pages
-------------------------                               ------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Colony Resorts LVH Coinvestment Voteco, LLC         33-1085054
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
              (See Instructions)                                      (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0.30
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    0.30
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0.30

------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                    [ ]
------------- ------------------------------------------------------------------
              13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                               ------------------------
CUSIP No.  N/A                                                Page 3 of 5 pages
-------------------------                               ------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Thomas J. Barrack, Jr.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
              (See Instructions)                                      (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              PF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0.30
                        ----------- --------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        0
OWNED BY EACH           ----------- --------------------------------------------
REPORTING                   9       SOLE DISPOSITIVE POWER
PERSON WITH
                                    0.30
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0.30

------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                    [ ]
------------- ------------------------------------------------------------------
              13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IN
------------- ------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is filed on behalf of Colony Resorts LVH Coinvestment Voteco LLC, a Delaware limited liability company ("Coinvestment Voteco"), and Thomas J. Barrack, Jr., an individual ("Mr. Barrack" and, together with Coinvestment Voteco, the "Reporting Persons"), and amends the original Schedule 13D filed on June 18, 2004 (the "Schedule 13D"). This Amendment No. 1 relates to the class A voting membership units ("Class A Units") of Colony Resorts LVH Acquisitions, LLC, a Nevada limited liability company (the "Company").

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

     Pursuant to a Call Agreement, dated as of June 18, 2004 (the "Call Agreement") by and among Whitehall Street Global Real Estate Limited Partnership 2001, Whitehall Parallel Global Real Estate Limited Partnership 2001, Whitehall Street Global Employee Fund 2001, L.P. (collectively, "Whitehall") and Coinvestment Voteco, Whitehall was granted an option to purchase from Coinvestment Voteco certain Class A Units (the "Call Option"). On July 19, 2006, pursuant to an Assignment and Assumption Agreement and Transfer Document, Whitehall exercised the Call Option and purchased 0.60 Class A Units from Coinvestment for a purchase price of $60. Pursuant to a Joinder Agreement, dated as of July 19, 2006, WH/LVH Managers Voteco LLC, an affiliate of Whitehall, became a party to the LLC Agreement.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Schedule 13 D is hereby amended and restated in its entirety.

     (a) (i) As of July 19, 2006, Coinvestment Voteco beneficially owns 0.30 Class A Units representing 20% of the outstanding Class A Units.

     (ii) As of July 19, 2006, Mr. Barrack, as the member owning the majority-in-interest of the Class A Units of Coinvestment Voteco, is deemed to beneficially own 0.30 Class A Units representing 20% of the outstanding Class A Units. Mr. Barrack is a member and Manger of Coinvestment Voteco and holds a 60% interest in Coinvestment Voteco. In addition to Mr. Barrack, Mr. Ribis is also a member and Manager of Coinvestment Voteco and holds a 40% interest in Coinvestment Voteco. Mr. Ribis, however, is not deemed to be a beneficial owner under Section 13(d)(3) of the Exchange Act because Mr. Barrack, as the majority holder of the Class A Units, has control over voting and investment decisions of the 0.30 Class A Units. In addition, Mr. Barrack is deemed to beneficially own an additional 40% of the outstanding Class A Units since he is a sole member of VoteCo. VoteCo owns 0.60 Class A Units, which represents 40% of the currently outstanding Class A Units.

     Coinvestment Voteco's power to dispose of such shares is subject to the Transfer Restriction Agreement, pursuant to which Coinvestment Voteco may not transfer any Class A Units, except as provided in such Transfer Restriction Agreement. See "Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer."

     (b) (i) Coinvestment Voteco has sole power to vote or direct the vote of
0.30 Class A Units.

     (ii) Mr. Barrack, as the controlling member of Coinvestment Voteco, has sole power to vote or direct the vote of 0.30 Class A Units. In addition, Mr. Barrack has sole power to vote or to direct the vote of 0.60 Class A Units through VoteCo.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding thereto the following:

     As described in Item 4 hereto, Coinvestment Voteco entered into the Assignment and Assumption Agreement and Transfer Document. The information set forth in Item 4 with respect to the Assignment and Assumption Agreement and the Transfer Document is incorporated into this Item 6 by reference.

Item 7.   Exhibits

          1.   Assignment and Assumption Agreement, dated as of July 19, 2006.

          2.   Transfer Document, dated as of July 19, 2006.

          3.   Joinder Agreement, dated as of July 19, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2006








                                        COLONY RESORTS LVH COINVESTMENT
                                        VOTECO, LLC



                                        By:  /s/ Thomas J. Barrack, Jr.
                                             -----------------------------------
                                        Name:   Thomas J. Barrack, Jr.
                                        Title:  Manager




                                        /s/ Thomas J. Barrack, Jr.
                                        ----------------------------------------
                                        Thomas J. Barrack, Jr.



               [Signature Page to Amendment No. 1 to Schedule 13D]